UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Delivers 19 Commercial and 25 Executive Jets in 3Q13

São José dos Campos, Brazil, October 15, 2013 – During the third quarter of 2013 (3Q13), Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 19 jets to the commercial aviation market and 25 to the executive aviation market, for a total of 44 aircraft. On September 30, 2013, the firm order backlog totaled USD 17.8 billion.

Deliveries by Segment	3Q13		YTD 2013
Commercial Aviation	19		58
EMBRAER 170 (E170)	1		3
EMBRAER 175 (E175)	9		12
EMBRAER 190 (E190)	9		31
EMBRAER 195 (E195)	—		12

Executive Aviation	25	*	66
Light jets	21		52
Large jets	4		14

TOTAL	44		124

*	6 Phenom 100, 15 Phenom 300, 4 Legacy 650

The main announcement during 3Q13 was the signature of the final agreement between Embraer and International Lease Finance Corporation (ILFC), a global leader in the leasing and remarketing of jet aircraft to commercial airlines, for a firm order of 50 E-Jets E2 planes: 25 E190-E2s and 25 E195-E2s. The contract, announced as a Letter of Intent (LOI) at the Paris Air Show in June, also contains options for an additional 25 E190-E2s and 25 E195-E2s, bringing the potential order to up to 100 aircraft.

Backlog – Commercial Aviation (September 30, 2013)

Model	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	192	27	186	6
E175	315	463	175	140
E190	560	176	482	78
E195	145	22	123	22
E175-E2	100	100	—	100
E190-E2	25	25	—	25
E195-E2	25	25	—	25
TOTAL	1.362	838	966	396

Note: Deliveries and firm order backlog include orders for the Defense segment placed by

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 8255

State-run airlines (Satena and TAME).

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 8255

Firm Orders Portfolio

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	192	186	6
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
ETA Star Aviation (India)	4	—	4
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	15	13	2
Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—

*	Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount,one to Satena and two to Gulf Air

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	315	175	140
Air Canada (Canada)	15	15	—
Aldus (Ireland)	5	—	5
ECC Leasing (Ireland)	1	1	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
CIT (USA)	4	4	—
Flybe (UK)	35	9	26
GECAS (USA)	5	5	—
Jetscape (USA)	4	4	—
LOT Polish (Poland)	12	12	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	101	63	38
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	30	—	30
Skywest (USA)	40	—	40
Suzuyo (Japan)	5	4	1

*	Aircraft delivered by ECC Leasing: one to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	560	482	78
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Aldus (Ireland)	15	—	15
Air Astana (Kazakhstan)	2	1	1
Air Canada (Canada)	45	45	—
Air Caraibes (Guadeloupe)	1	1	—
Air Costa (India)	1	—	1
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Alitalia (Italy)	—	—	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	21	1
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	8	8	—
BOC Aviation (Singapore)	14	4	10
Conviasa (Venezuela)	13	6	7
China Southern (China)	20	20	—
CIT (USA)	6	1	5
Copa (Panama)	15	15	—
Dniprovia (Ukraine)	5	5	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	26	1
Hainan (China)	50	50	—
Hebei (China)	7	5	2
JetBlue (USA)	88	63	25
Jetscape (USA)	7	7	—
Kenya Airways (Kenia)	10	9	1
KLM (Netherlands)	22	22	—
KunPeng (China)	5	5	—
LAM (Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Austrália (Australia)	18	18	—
Virgin Nigeria (Nigeria)	3	2	1

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	145	123	22
Aurigny (Guernsey)	1	—	1
Azul (Brazil)	59	40	19
Belavia (Belarus)	2	—	2
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (EUA)	12	12	—
Globalia (Spain)	12	12	—
Jetscape (EUA)	2	2	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	—	100
Skywest (USA)	100	—	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	25	—	25
ILFC (USA)	25	—	25

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	25	—	25
ILFC (USA)	25	—	25

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	—
EMBRAER 170	6	6	—
Cirrus (Germany)	1	1	—
Paramount (India)	2	2	—
Satena (Colombia)	1	1	—
Gulf Air (Bahrain)	2	2	—
EMBRAER 175	1	1	—
Air Caraibes (Guadeloupe)	1	1	—
EMBRAER 190	1	1	—
JetBlue (USA)	1	1	—

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer